For Immediate Release

From:
Ameritrans Capital Corporation
For more information Contact:
Gary C. Granoff
(800) 214-1047

Ameritrans Announces Special Meeting of Shareholders

New York, NY, December 29, 2005 – Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP) today announced it has scheduled a Special Meeting of Shareholders to be held Monday, January 23, 2006 at 10:00 a.m., at the law offices of Stursberg & Veith in New York City, to vote on a proposal to approve an extension of the offering period of the Company's July 29, 2005 private offering of common stock, $.0001 par value, and warrants, from its original expiration date of January 25, 2006 to March 31, 2006. The securities sold in this offering are not registered with the Securities Exchange Commission and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933, as amended. Definitive proxy materials were mailed to shareholders on or about December 29, 2005.

The Company filed a definitive proxy statement with the SEC on December 29, 2005. Investors and security holders are urged to read these materials and any other relevant materials filed by the Company with the SEC because they contain important information about Ameritrans and the proposal to be presented at the Special Meeting of Shareholders. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the SEC concerning the Company at the SEC's website, http://www.sec.gov.

Ameritrans Capital Corporation, its respective board members and executive officers, other members of management, and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with this proposal. Information about the board members and executive officers of the Company, their ownership of the Company's securities and the interests of such participants is set forth in the definitive proxy statement and other statements filed with the SEC concerning the Company.

Ameritrans Capital Corporation is a specialty finance company engaged in making loans to and investments in small businesses. Ameritrans' wholly owned subsidiary, Elk Associates Funding Corporation, was licensed by the United States Small Business Administration as a Small Business Investment Company (SBIC) in 1980. The Company maintains its offices at 747 Third Avenue, 4th Floor, New York, NY 10017.

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This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. Ameritrans Capital Corporation cautions investors not to place undue reliance on forward-looking statements, which speak only as to management's expectations on this date.